UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces that its parent company, Banco Santander, S.A. informs the results of the acceptance period of exchange offers”, dated as of September 6, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 6, 2019

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A. INFORMS THE RESULTS OF THE ACCEPTANCE PERIOD OF EXCHANGE OFFERS

Mexico City, Mexico, September 06, 2019 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, announced to the investing public that Banco Santander, S.A. (“Banco Santander España”), majority shareholder of Grupo Financiero Santander México, S.A. de C.V. and the controlling shareholder of the Bank, has published the results of its exchange offer for the securities representing the share capital of the Bank, which results are attached hereto.

This material event announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable laws of such state or jurisdiction.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2019, Banco Santander México had total assets of Ps.1,368 billion and more than 17.2 million customers. Headquartered in Mexico City, the Company operates 1,394 branches and offices nationwide and has a total of 19,403 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

inside information

Banco Santander informs of the expiration of the acceptance period of the exchange offers made for all the issued and outstanding Series B shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Santander Mexico Shares” and “Santander Mexico”, respectively) and American Depositary Shares (each of which represents five Santander Mexico Shares) (the “Santander Mexico ADSs”) not held, directly or indirectly, by Banco Santander, which were formally launched in Mexico and the United States of America on 8 August 2019 (the “Offers”).

The results of the Offers have been as follows:

Offer	Santander Mexico Shares tendered	% out of total number of shares to which the Offer was addressed	% of share capital of Santander Mexico
Offer in Mexico	657,117,286	39%	10%
Offer in US [1]	475,050,788.535	28%	7%
Total	1,132,168,074.535	67%	17%

Therefore, Grupo Santander’s shareholding in Santander Mexico will increase from 74.96% to 91.65% of its share capital as a result of the Offers, while the remaining 8.35% will remain held by minority shareholders or as treasury stock.

To satisfy the exchange Banco Santander will issue 381,540,640 new shares (the “New Shares”), which represent approximately 2.35% of Banco Santander’s share capital as of this date (that is, not including the New Shares yet), pursuant to the resolution passed by the extraordinary general shareholders’ meeting held on 23 July 2019. After the issuance of the New Shares, the share capital of Banco Santander will amount to 8,309,057,291 Euros and will be represented by 16,618,114,582 shares of 0.5 Euros of face value each.

It is envisaged that settlement of the Offers and, thus, delivery of the New Shares in exchange of the tendered Santander Mexico ADSs and Santander Mexico Shares will take place on 16 September and 17 September, respectively.

Boadilla del Monte (Madrid), 6 September 2019

Information for investors

In connection with the exchange offer in the United States, Banco Santander filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 and an offer to exchange/prospectus. Investors and security holders are urged to read the registration statement, offer to exchange/prospectus and all other relevant documents filed with the SEC regarding the exchange offer because they contain important information.

All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and from Santander Spain at www.santander.com.

1       Including the Santander Mexico Shares underlying Santander Mexico ADSs.